Form of	Exhibit (g)(41)
[Janus Letterhead]
May 28, 2015
Steven Bennett
State Street Bank and Trust Company
Global Investor Services Group
2 Avenue de Lafayette LCC/2S
Boston, Massachusetts 02111
VIA FEDERAL EXPRESS
Dear Mr. Bennett:
Please be advised that Janus Investment Fund (the “Trust”) has established Janus Adaptive Global Allocation Fund as a new series of the Trust, effective on or about June 23 2015. Pursuant to the existing Amended and Restated Custodian Contract between the Trust and State Street Bank and Trust Company (“State Street”), the Trust requests confirmation that State Street will act as custodian for this new series under the terms of the contract.
Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one copy to the Trust and retaining one copy for your records.

JANUS INVESTMENT FUND
By:
Stephanie Grauerholz
Vice President and Secretary

STATE STREET BANK AND TRUST COMPANY
By:

Agreed to this ____ day of ___________ 2015